FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: April 25, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2008

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2008

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated selected financial information for the year ended March 31, 2008 :

(1) Consolidated results of operations :

	Japanese yen
	Years ended March 31,
	2007	2008
Net sales	¥1,283,897 million	¥1,290,436 million
% change from the previous year	9.4%	0.5%
Profit from operations	135,102 million	152,420 million
% change from the previous year	35.5%	12.8%
Income from continuing operations before income taxes	156,540 million	174,842 million
% change from the previous year	33.5%	11.7%
Net income	106,504 million	107,244 million
% change from the previous year	52.8%	0.7%
Earnings per share :
Basic	¥566.03	¥566.58
Diluted	564.79	565.80
Return on equity	7.6%	7.2%
Income from continuing operations before income taxes to total assets	7.7%	8.5%
Profit from operations to net sales	10.5%	11.8%

Note :

1. Equity in earnings of affiliates and unconsolidated subsidiaries :

Year ended March 31, 2008 :	¥6,091 million
Year ended March 31, 2007 :	¥2,621 million

(2) Consolidated financial position :

	Japanese yen
	March 31,
	2007	2008
Total assets	¥2,130,464 million	¥1,976,746 million
Stockholders’ equity	1,514,560 million	1,451,165 million
Stockholders’ equity to total assets	71.1%	73.4%
Stockholders’ equity per share	¥8,028.45	¥7,659.72

(3) Consolidated cash flows :

Japanese yen
Years ended March 31,
	2007	2008
Cash flows from operating activities	¥149,644 million	¥196,935 million
Cash flows from investing activities	(151,703) million	14,894 million
Cash flows from financing activities	(20,645) million	(28,071) million
Cash and cash equivalents at end of year	282,208 million	447,586 million

2. Dividends :

	Japanese yen
	Years ended March 31,		Year ending March 31,
	2007	2008	2009
Interim dividends per share	¥50	¥60	—
Year-end dividends per share	60	60	—
Annual dividends per share	110	120	¥120
Annual aggregate amount of dividends paid	20,719	22,732	—
Dividends to net income	19.4%	21.2%	22.3%
Dividends to stockholders’ equity	1.5%	1.5%	—

Note :

Dividends per share for the year ending March 31, 2009 are forecasted to be 120 yen on annual basis.

3. Consolidated financial forecast for the year ending March 31, 2009 :

Japanese yen
Year ending March 31, 2009
Net sales	¥1,476,000 million
% change from the previous year	14.4%
Profit from operations	145,000 million
% change from the previous year	(4.9)%
Income from continuing operations before income taxes	165,000 million
% change from the previous year	(5.6)%
Net income	102,000 million
% change from the previous year	(4.9)%

Note :

Forecast of earnings per share :                             ¥538.13

Earnings per share amount is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2008.

4. Others

(1) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	14	0
Decrease	7	0

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 25.

(2) Change in accounting policies :

There were changes in accounting policies due to new accounting standards.

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 26.

(3) Number of shares (common stock) :

	March 31,
	2007	2008
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	2,660,201	1,855,119
Number of shares outstanding (average)	188,160,482	189,283,237

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

1. Results for the year ended March 31, 2008 :

(1) Results of operations :

	Japanese yen
	Years ended March 31,
	2007	2008
Net sales	¥531,557 million	¥539,320 million
% change from the previous year	11.3%	1.5%
Profit from operations	49,432 million	48,551 million
% change from the previous year	23.8%	(1.8)%
Recurring profit	73,729 million	90,211 million
% change from the previous year	8.1%	22.4%
Net income	62,029 million	67,859 million
% change from the previous year	(9.7)%	9.4%

Earnings per share :
Basic	¥329.66	¥358.51
Diluted	¥328.94	¥358.01

(2) Financial Position :

	Japanese yen
	March 31,
	2007	2008
Total assets	¥1,611,891 million	¥1,465,960 million
Net assets	1,286,361 million	1,219,415 million
Net assets to total assets	79.8%	83.2%
Net assets per share	6,818.80	6,436.46

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 13.

Business Results

1. Analysis of Business Results

[Business Results for the Year Ended March 31, 2008]

(1) Economic	Situation and Business Environment

The Japanese economy during the year ended March 31, 2008 (fiscal 2008) was characterized by steadily increasing exports and a high level of corporate earnings, while individual consumption was also stable. Slumping housing investment and rising energy and raw material prices, however, resulted in only moderate economic expansion overall. In the United States, credit uneasiness worsened, triggered by issues related to housing loans for individuals with low creditworthiness and culminating in heightened fears of a business slowdown beginning in the summer of 2007. Combined with this, a drop-off in individual consumption and restrained capital investment became obvious and resulted in economic deceleration. The European economy expanded moderately, supported by an increase in exports. Individual consumption in Europe has tapered off since the start of calendar year 2008, however, and the economic outlook has become increasingly uncertain. The Chinese economy continued to expand on account of increases in capital investment and exports, together with robust individual consumption.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demands for mobile phone handsets, flat panel TV sets and other equipment expanded steadily, particularly in the first half of fiscal 2008. There have been inventory adjustments for mobile phone handsets in certain Asian markets, however, since the start of calendar year 2008. In addition, the yen appreciated against the U.S. dollar, with the exchange rate at one time dropping below 100 yen to the dollar.

(2) Consolidated	Financial Results

During fiscal 2008, Kyocera Group worked aggressively to introduce new products and improve productivity in order to achieve continuous sales expansion and high profitability.

Consolidated net sales for fiscal 2008 amounted to ¥1,290,436 million, an increase of only 0.5% compared with the year ended March 31, 2007 (fiscal 2007) but still marked the highest. This result can be attributed to an increase in sales in the Components Business, which more than offset a decrease in sales in the Equipment Business.

Profit from operations increased by 12.8% to ¥152,420 million due to a significant increase in profit in the Equipment Business, which was partly offset by a decrease in profit in the Components Business. Depreciation increased by ¥5,475 million resulting from a comprehensive review of the value of fixed assets, triggered by the tax revision in Japan.

Income from continuing operations before income taxes increased by 11.7% to ¥174,842 million due to increases in equity in earnings of affiliates and unconsolidated subsidiaries and interest and dividend income. Net income increased by 0.7% to ¥107,244 million.

	(Yen in millions, except per share amounts and exchange rate)
	Years ended March 31,
	2007		2008		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Net sales	1,283,897	100.0	1,290,436	100.0	0.5
Profit from operations	135,102	10.5	152,420	11.8	12.8
Income from continuing operations before income taxes	156,540	12.2	174,842	13.5	11.7
Net income	106,504	8.3	107,244	8.3	0.7
Diluted earnings per share	564.79	—	565.80	—	0.2
Average US$ exchange rate	117	—	114	—	—
Average Euro exchange rate	150	—	162	—	—

(3) Implemented Management Measures and Significant Management Decisions made in Fiscal 2008

1) In September 2007, AVX Corporation (AVX), a U.S. subsidiary, acquired American Technical Ceramics Corp., a U.S.-based manufacturer of electronic components, and made it a wholly-owned subsidiary, with the goal of strengthening its business in the area of advanced components such as high frequency ceramic capacitors. This acquisition has enabled AVX to expand its product line-up and its sales networks for high-frequency products.

2) With the objective of further enhancing the Telecommunications Equipment Group, Kyocera concluded a basic agreement with SANYO Electric Co., Ltd. (SANYO) in October 2007 regarding acquisition by Kyocera of the mobile phone business of SANYO, and it concluded a final agreement relating thereto in January 2008. Through this acquisition, Kyocera seeks to expand sales and boost profitability in the Telecommunications Equipment Group by expanding its sales channels in North America and by integrating the excellent product development and design technologies of SANYO with the management resources of Kyocera. This acquisition was completed on April 1, 2008.

(4) Consolidated Financial Results by Business Segment

Sales in the Components Business increased by 4.5% compared with fiscal 2007 to ¥679,990 million, while operating profit decreased by 4.1% to ¥100,373 million. The operating profit ratio was 14.8%.

In particular, the Applied Ceramic Products Group posted a considerable increase in sales compared with fiscal 2007 driven by the solar energy business in overseas markets, which led to the overall increase in sales in the Components Business compared with fiscal 2007. Despite an increase in profit in the Applied Ceramic Products Group, operating profit in the Components Business decreased overall compared to fiscal 2007 due to a decline in profit in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group.

Sales in the Equipment Business decreased by 4.3% compared with fiscal 2007 to ¥497,563 million, while operating profit increased significantly by 35.2% to ¥46,324million. The operating profit ratio was 9.3%.

Overall sales in the Equipment Business were down from fiscal 2007, despite an increase in sales in the Information Equipment Group, on account of a decrease in sales in the Telecommunications Equipment Group. Operating profit in the Equipment Business increased significantly overall, however, owing to an increase in profit in both reporting segments.

Consolidated results by reporting segment are as follows.

Components Business:

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

Sales of parts for diesel engines for automobiles, sapphire substrates for LEDs and dielectric parts for mobile phone base stations all increased. However, there was a decrease in demand for parts for semiconductor fabrication equipment, one of the core products in this reporting segment, due to a decrease in capital investment in the semiconductor industry. As a result, sales in this reporting segment remained level with fiscal 2007. Operating profit decreased compared with fiscal 2007 due primarily to an increase in depreciation.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Sales of Surface Mount Device (SMD) ceramic packages for electronic components, ceramic packages for image sensors and organic packages increased steadily. Sales of parts for optical telecommunications devices decreased, however, leading to only a slight increase in overall sales in this reporting segment compared with fiscal 2007. Although losses shrank substantially in the organic package business, overall operating profit in this segment decreased due to an increase in depreciation cost coupled with a decline in selling prices.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, dental and medical implants, and jewelry and applied ceramic related products.

Both sales and operating profit increased significantly in this reporting segment compared with fiscal 2007 due to considerable growth in sales in the solar energy business in overseas markets, notably Europe, and to an increase in sales in the cutting tool business.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads.

Demands for capacitors and crystal related products have decreased since the start of calendar year 2008. Production of digital consumer equipment was solid throughout fiscal 2008, however, resulting in increased overall sales in this reporting segment compared with fiscal 2007. Operating profit decreased substantially, however, due to a decline in selling prices, etc.

Equipment Business:

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS base stations and handsets.

Despite strong sales in the mobile phone handset business in Japan, a slow sales overseas culminated in a decline in overall sales in this reporting segment compared with fiscal 2007. Operating profit increased significantly compared with fiscal 2007, however, due to a reduction in product development and production costs in the domestic mobile phone handset business, and improved profitability in the PHS related business as a result of concentrating management resources in Japan.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs.

Sales in this reporting segment increased due to sales growth in printers, particularly in Europe, spurred by aggressive new product introductions and enhanced sales activities. Operating profit increased significantly compared with fiscal 2007 on account of new product introductions and increased sales of consumables in addition to the positive effect of yen depreciation against the Euro.

Others:

This reporting segment includes various information and communications technology services, materials for electronic components and optical components.

Sales in this reporting segment increased slightly compared with fiscal 2007 to ¥138,494 million. Operating profit increased substantially by 40.0% to ¥9,635 million due to improved profitability at Kyocera Communication Systems Co., Ltd. and in the optical related business.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2007		2008
	Amount	% of net sales	Amount	% of net sales

Fine Ceramic Parts Group	81,326	6.3	81,309	6.3	(0.0)
Semiconductor Parts Group	152,292	11.9	154,538	12.0	1.5
Applied Ceramic Products Group	131,103	10.2	149,942	11.6	14.4
Electronic Device Group	286,156	22.3	294,201	22.8	2.8

Total Components Business	650,877	50.7	679,990	52.7	4.5
Telecommunications Equipment Group	251,183	19.6	220,817	17.1	(12.1)
Information Equipment Group	268,781	20.9	276,746	21.5	3.0

Total Equipment Business	519,964	40.5	497,563	38.6	(4.3)
Others	137,235	10.7	138,494	10.7	0.9
Adjustments and eliminations	(24,179)	(1.9)	(25,611)	(2.0)	—

Net sales	1,283,897	100.0	1,290,436	100.0	0.5

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2007		2008
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	15,677	19.3	11,167	13.7	(28.8)
Semiconductor Parts Group	22,210	14.6	20,027	13.0	(9.8)
Applied Ceramic Products Group	22,334	17.0	32,655	21.8	46.2
Electronic Device Group	44,487	15.5	36,524	12.4	(17.9)

Total Components Business	104,708	16.1	100,373	14.8	(4.1)
Telecommunications Equipment Group	291	0.1	6,786	3.1	—
Information Equipment Group	33,970	12.6	39,538	14.3	16.4

Total Equipment Business	34,261	6.6	46,324	9.3	35.2
Others	6,881	5.0	9,635	7.0	40.0

Operating profit	145,850	11.4	156,332	12.1	7.2

Corporate	8,569	—	12,497	—	45.8
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	—	6,091	—	132.4
Adjustments and eliminations	(500)	—	(78)	—	—

Income from continuing operations before income taxes	156,540	12.2	174,842	13.5	11.7

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for fiscal 2007 have been retroactively reclassified.

Note 2. For the reasons set forth in Note 1 above, net sales of “Others” in fiscal 2007 increased by ¥11,579 million and “Adjustments and eliminations” decreased by ¥(125) million compared with those previously announced. Also, operating profit of “Others” in fiscal 2007 decreased by ¥1,895 million compared with those previously announced.

(5) Consolidated Sales by Geographic Area

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2007		2008
	Amount	% of net sales	Amount	% of net sales
Japan	496,959	38.7	507,837	39.4	2.2
United States of America	274,361	21.4	248,760	19.3	(9.3)
Asia	216,663	16.9	232,425	18.0	7.3
Europe	210,726	16.4	224,066	17.3	6.3
Others	85,188	6.6	77,348	6.0	(9.2)

Net sales	1,283,897	100.0	1,290,436	100.0	0.5

1) Japan

Sales increased compared with fiscal 2007 due mainly to increase in sales in the Semiconductor Parts Group and Kyocera Communication Systems, Co., Ltd.

2) United Sates of America

Sales decreased compared with fiscal 2007 due mainly to a decline in sales in the Telecommunications Equipment Group.

3) Asia

Sales increased compared with fiscal 2007 due to sales growth in the Electronic Device Group.

4) Europe

Sales increased in the Information Equipment Group and the solar energy business in the Applied Ceramic Products Group. As a result, sales in this region increased compared with fiscal 2007.

5) Others

Although sales in the Information Equipment Group in Latin America and Middle East increased, sales in the Telecommunication Equipment Group in Latin America and Oceania declined. As a result, overall sales in this region decreased compared with fiscal 2007.

(6) Capital Expenditures and Depreciation

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2007		2008
	Amount	% of net sales	Amount	% of net sales
Capital expenditures	69,896	5.4	85,101	6.6	21.8
Depreciation	70,155	5.5	75,630	5.9	7.8

During fiscal 2008, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group and the solar energy business in response to burgeoning demand. Overall capital expenditures in fiscal 2008 increased compared with fiscal 2007. Furthermore, depreciation increased compared with fiscal 2007 due to the increase in capital expenditures in fiscal 2007 and to a review of depreciation method, triggered by the tax revision in Japan.

[Fiscal 2009 Forecast]

Consolidated Forecasts for the Year Ending March 31, 2009 (fiscal 2009)

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2008 Results		Fiscal 2009 Forecasts		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Net sales	1,290,436	100.0	1,476,000	100.0	14.4
Profit from operations	152,420	11.8	145,000	9.8	(4.9)
Income from continuing operations before income taxes	174,842	13.5	165,000	11.2	(5.6)
Net income	107,244	8.3	102,000	6.9	(4.9)
Diluted earnings per share	565.80	—	538.13	—	(4.9)
Average US$ exchange rate	114	—	100	—	—
Average Euro exchange rate	162	—	152	—	—

Capital expenditures	85,101	6.6	84,000	5.7	(1.3)
Depreciation	75,630	5.9	90,000	6.1	19.0

The global economic downturn is expected to intensify in fiscal 2009, fuelling fear of a negative impact on demand for digital consumer equipment, and therefore also uncertainty in the outlook for component demand.

Based on this market outlook, Kyocera believes that sales in the Components Business will be sluggish in fiscal 2009. However, Kyocera forecasts increase of sales compared with fiscal 2008 owing to a sales increase as a result of the acquisition of the mobile phone business of SANYO in the Telecommunications Equipment Group, and to an increase in sales from the Applied Ceramic Products Group, particularly relating to the solar energy business. On the other hand, operating profit is expected to decrease compared with fiscal 2008 due mainly to costs associated with infrastructure development in line with business integration in the Telecommunications Equipment Group, coupled with selling price erosion in the Components Business and the impact of the appreciation of the yen.

Nonetheless, Kyocera aims at a minimum to achieve its aforementioned financial forecasts. To improve business performance, Kyocera will work aggressively to introduce new products, reduce costs, enhance productivity and cultivate new markets.

Consolidated sales and operating profit forecasts by reporting segment are as follows.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2008 Results		Fiscal 2009 Forecasts		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	81,309	6.3	81,500	5.5	0.2
Semiconductor Parts Group	154,538	12.0	155,000	10.5	0.3
Applied Ceramic Products Group	149,942	11.6	179,000	12.1	19.4
Electronic Device Group	294,201	22.8	281,000	19.1	(4.5)

Total Components Business	679,990	52.7	696,500	47.2	2.4
Telecommunications Equipment Group	220,817	17.1	366,000	24.8	65.7
Information Equipment Group	276,746	21.5	290,000	19.6	4.8

Total Equipment Business	497,563	38.6	656,000	44.4	31.8
Others	138,494	10.7	146,000	9.9	5.4
Adjustments and eliminations	(25,611)	(2.0)	(22,500)	(1.5)	—

Net sales	1,290,436	100.0	1,476,000	100.0	14.4

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Fiscal 2008 Results		Fiscal 2009 Forecasts		Increase (Decrease) (%)
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	11,167	13.7	10,000	12.3	(10.5)
Semiconductor Parts Group	20,027	13.0	20,500	13.2	2.4
Applied Ceramic Products Group	32,655	21.8	33,000	18.4	1.1
Electronic Device Group	36,524	12.4	31,000	11.0	(15.1)

Total Components Business	100,373	14.8	94,500	13.6	(5.9)
Telecommunications Equipment Group	6,786	3.1	5,000	1.4	(26.3)
Information Equipment Group	39,538	14.3	35,000	12.1	(11.5)

Total Equipment Business	46,324	9.3	40,000	6.1	(13.7)
Others	9,635	7.0	14,500	9.9	50.5

Operating profit	156,332	12.1	149,000	10.1	(4.7)
Corporate and others	18,510	—	16,000	—	(13.6)

Income from continuing operations before income taxes	174,842	13.5	165,000	11.2	(5.6)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products; future initiatives and in-process research and development may not produce the desired results; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Analysis of Financial Position

1. Cash Flow

Cash and cash equivalents at March 31, 2008 increased by ¥165,378 million to ¥447,586 million compared with those at March 31, 2007.

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease)
	2007	2008
Cash flow from operating activities	149,644	196,935	47,291
Cash flow from investing activities	(151,703)	14,894	166,597
Cash flow from financing activities	(20,645)	(28,071)	(7,426)
Effect of exchange rate changes on cash and cash equivalents	4,103	(18,380)	(22,483)
Net increase (decrease) in cash and cash equivalents	(18,601)	165,378	183,979
Cash and cash equivalents at beginning of year	300,809	282,208	(18,601)
Cash and cash equivalents at end of year	282,208	447,586	165,378

(1) Cash flow from operating activities

Net cash provided by operating activities in fiscal 2008 increased by ¥47,291 million to ¥196,935 million from ¥149,644 million in fiscal 2007. This was due mainly to a decrease in receivables that increased in fiscal 2007.

(2) Cash flow from investing activities

Cash flow from investing activities turned from ¥151,703 million of cash outflows in fiscal 2007 to ¥14,894 million of cash inflows in fiscal 2008. This was due mainly to a large increase in withdrawal of time deposits, which exceeded increases in purchases of property, plant and equipment, and intangible assets, and acquisitions of businesses.

(3) Cash flow from financing activities

Net cash used in financing activities in fiscal 2008 increased by ¥7,426 million to ¥28,071 million from ¥20,645 million in fiscal 2007. This was due mainly to an increase in dividends paid.

2. Cash Flows Indexes (Consolidated)

	Years Ended March 31,
	2004	2005	2006	2007	2008
Stockholders’ equity to total assets	64.1%	67.3%	66.7%	71.1%	73.4%
Market capitalization to total assets	91.3%	82.2%	101.3%	98.4%	80.2%
Interest bearing debts per operating cash flows (years)	3.2	1.0	0.8	0.2	0.1
Operating cash flows per interest paid (ratio)	20.6	62.4	88.5	93.4	161.8

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3. Basic Profit Distribution Policy and Dividends for Fiscal 2008 and Fiscal 2009

(1) Basic Profit Distribution Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance. Kyocera therefore strongly takes into consideration the linkage between dividend amounts and consolidated performance and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors that include the amount of capital expenditures necessary for medium to long-term growth.

In order to ensure a sound financial basis, Kyocera also sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources needed to achieve sustainable corporate growth.

(2) Dividends for Fiscal 2008

Based on performance during fiscal 2008 and pursuant to the aforementioned policy, Kyocera will distribute a year-end dividend in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, an increase of 10 yen compared with fiscal 2007.

(3) Dividend Forecast for Fiscal 2009

Dividend amounts for fiscal 2009 will be decided pursuant to “(1) Basic Profit Distribution Policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 120 yen per share based on financial forecast for fiscal 2009.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 176 subsidiaries and 10 affiliates.

(Chart of the group companies)

Management Policies

1. Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” In order to implement this policy, Kyocera aims to increase corporate value by expanding businesses; namely by promoting efficient use of management resources and further strengthening consolidated group management.

2. Target of Pre-tax Income Ratio

To be “a creative company that continues to grow,” Kyocera aims to achieve its target of a pre-tax income ratio of 15% or higher.

3. Medium Term Management Strategy

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: 1) exploit competitive advantages; 2) strengthen existing businesses; and 3) create new businesses.

1) Exploit competitive advantages

The “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management” system, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure, are sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for telecommunications and information processing and for environmental protection, and to translate its diversification strategy into improved business performance.

2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between headquarters Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for telecommunications and information processing and for environmental protection.

4. Challenges

Kyocera faces the following challenges from fiscal 2009 onward, in light of the aforementioned medium to long-term management strategy.

(1) Improve	profitability in the Telecommunications Equipment Group

Kyocera acquired the mobile phone business of SANYO on April 1, 2008. As a result, the Telecommunications Equipment Group now generates the largest amount of sales among all of Kyocera’s reporting segments. Going forward, Kyocera seeks to achieve the following three goals as a means to swiftly improve profitability in such business: 1) expand sales and improve profitability in the mobile phone market in North America; 2) further expand market share and establish strong business foundations in the Japanese mobile phone market; and 3) expand the wireless telecommunication systems business.

(2) Strengthen	new product development and create new businesses

Kyocera promotes the development of small ceramics and organic packages in the Semiconductor Parts Group and electronic devices befitting sophisticated digital consumer equipment for the telecommunications and information processing market. Kyocera is also striving to increase the conversion efficiency of photovoltaic generating systems for the environmental preservation market. In addition, Kyocera seeks to create new businesses in key markets by leveraging its cutting-edge materials and components technologies amassed across departments within Kyocera. Specifically, Kyocera is pushing ahead with development aimed at quick commercialization of solid oxide fuel cells (SOFC) for household use by exploiting materials technology employed in fine ceramic parts.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥282,208		¥447,586		¥165,378
Short-term investments	213,495		147,503		(65,992)
Trade notes receivables	25,033		20,375		(4,658)
Trade accounts receivables	236,380		205,522		(30,858)
Less allowances for doubtful accounts and sales returns	(5,960)		(4,352)		1,608
Inventories	209,188		205,212		(3,976)
Deferred income taxes	45,390		41,244		(4,146)
Other current assets	40,757		55,135		14,378

Total current assets	1,046,491	49.1	1,118,225	56.6	71,734

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	10,093		16,753		6,660
Securities and other investments	690,568		437,369		(253,199)

Total investments and advances	700,661	32.9	454,122	23.0	(246,539)
Property, plant and equipment, at cost :
Land	56,806		57,155		349
Buildings	261,998		274,206		12,208
Machinery and equipment	729,636		718,812		(10,824)
Construction in progress	7,362		17,920		10,558
Less accumulated depreciation	(774,896)		(782,194)		(7,298)

Total property, plant and equipment, at cost	280,906	13.2	285,899	14.4	4,993
Goodwill	32,894	1.5	39,794	2.0	6,900
Intangible assets	24,657	1.2	29,829	1.5	5,172
Other assets	44,855	2.1	48,877	2.5	4,022

Total non-current assets	1,083,973	50.9	858,521	43.4	(225,452)

Total assets	¥2,130,464	100.0	¥1,976,746	100.0	¥(153,718)

	Yen in millions
	March 31,
	2007		2008		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥15,250		¥7,279		¥(7,971)
Current portion of long-term debt	5,853		3,432		(2,421)
Trade notes and accounts payable	100,295		95,390		(4,905)
Other notes and accounts payable	49,134		66,757		17,623
Accrued payroll and bonus	41,680		43,207		1,527
Accrued income taxes	36,475		27,118		(9,357)
Other accrued liabilities	33,391		32,815		(576)
Other current liabilities	24,110		25,684		1,574

Total current liabilities	306,188	14.4	301,682	15.3	(4,506)

Non-current liabilities :
Long-term debt	7,283		8,298		1,015
Accrued pension and severance liabilities	16,297		15,041		(1,256)
Deferred income taxes	206,858		118,016		(88,842)
Other non-current liabilities	12,355		17,542		5,187

Total non-current liabilities	242,793	11.4	158,897	8.0	(83,896)

Total liabilities	548,981	25.8	460,579	23.3	(88,402)

Minority interests in subsidiaries	66,923	3.1	65,002	3.3	(1,921)
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,363		162,864		501
Retained earnings	1,055,293		1,143,821		88,528
Accumulated other comprehensive income	203,056		44,066		(158,990)
Treasury stock, at cost	(21,855)		(15,289)		6,566

Total stockholders’ equity	1,514,560	71.1	1,451,165	73.4	(63,395)

Total liabilities, minority interests and stockholders’ equity	¥2,130,464	100.0	¥1,976,746	100.0	¥(153,718)

Note: Accumulated other comprehensive income is as follows:

	Yen in millions
	March 31,
	2007		2008
Net unrealized gains on securities	¥184,670		¥64,799
Net unrealized gains on derivative financial instruments	¥63		¥196
Pension adjustments	¥15,419		¥12,865
Foreign currency translation adjustments	¥2,904		¥(33,794)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥1,283,897	100.0	¥1,290,436	100.0	¥6,539	0.5
Cost of sales	900,470	70.1	883,763	68.5	(16,707)	(1.9)

Gross profit	383,427	29.9	406,673	31.5	23,246	6.1
Selling, general and administrative expenses	248,325	19.4	254,253	19.7	5,928	2.4

Profit from operations	135,102	10.5	152,420	11.8	17,318	12.8
Other income (expenses) :
Interest and dividend income	15,472	1.2	18,444	1.4	2,972	19.2
Interest expense	(1,647)	(0.1)	(1,480)	(0.1)	167	—
Foreign currency transaction losses, net	(65)	(0.0)	(956)	(0.1)	(891)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	0.2	6,091	0.5	3,470	132.4
Gain (loss) on sales of securities, net	3,819	0.3	(622)	(0.1)	(4,441)	—
Other, net	1,238	0.1	945	0.1	(293)	(23.7)

Total other income	21,438	1.7	22,422	1.7	984	4.6

Income from continuing operations before income taxes and minority interests	156,540	12.2	174,842	13.5	18,302	11.7
Income taxes	48,887	3.8	60,235	4.6	11,348	23.2

Income from continuing operations before minority interests	107,653	8.4	114,607	8.9	6,954	6.5
Minority interests	(6,324)	(0.5)	(7,363)	(0.6)	(1,039)	—

Income from continuing operations	101,329	7.9	107,244	8.3	5,915	5.8
Income from discontinued operations	5,175	0.4	—	—	(5,175)	—

Net income	¥106,504	8.3	¥107,244	8.3	¥740	0.7

Earnings per share :
Income from continuing operations :
Basic	¥538.52		¥566.58
Diluted	¥537.35		¥565.80
Income from discontinued operations :
Basic	¥27.51		—
Diluted	¥27.44		—
Net income :
Basic	¥566.03		¥566.58
Diluted	¥564.79		¥565.80
Weighted average number of shares of common stock outstanding :
Basic	188,160		189,283
Diluted	188,573		189,544

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the years ended March 31, 2007 and 2008 were an increase of ¥219,055 million and a decrease of ¥51,746 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	In March 2005, Kyocera received a Correction Notice from the Osaka Regional Taxation Bureau regarding transfer pricing. In May 2005, Kyocera filed the Request for Reinvestigation. As a consequence of Kyocera filing the Request for Reinvestigation, the Osaka Regional Taxation Bureau approved a refund for ¥4,035 million which was recorded in income taxes for the year ended March 31, 2007.
4.	Kyocera sold its entire shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financial services; as a result, business results and profit on sales, ¥5,175 million, for Kyocera Leasing Co., Ltd. for the year ended March 31, 2007 have been recorded as income from discontinued operations in conformity with SFAS No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets.”

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of tax				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
Cumulative effect of applying FIN 48 to opening balance (Note)			3,968
Net income for the year			107,244			¥107,244
Other comprehensive income				(158,990)		(158,990)

Total comprehensive income for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)

Note:

FIN 48 - Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” Please refer to page 26 “(6) Accounting changes.”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Years ended March 31,
	2007	2008
Cash flows from operating activities :
Net income	¥106,504	¥107,244
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	82,182	87,045
Write-down of inventories	11,328	5,141
Minority interests	6,324	7,363
Equity in earnings of affiliates and unconsolidated subsidiaries	(2,621)	(6,091)
(Gains) losses on sales of securities, net	(3,819)	622
Gains on sales of investment in subsidiaries	(8,252)	—
(Increase) decerase in receivables	(32,626)	13,732
Increase in inventories	(25,100)	(9,766)
Increase in notes and accounts payable	6,015	5,177
Increase (decrease) in accrued income taxes	9,066	(8,817)
Increase in other current liabilities	11,111	6,010
Other, net	(10,468)	(10,725)

Net cash provided by operating activities	149,644	196,935

Cash flows from investing activities :
Payments for purchases of securities	(71,449)	(38,744)
Sales and maturities of securities	127,119	124,813
Acquisitions of businesses, net of cash acquired	(756)	(26,483)
Proceeds from sales of investment in subsidiaries	24,602	—
Payments for purchases of property, plant and equipment, and intangible assets	(72,966)	(78,269)
Proceeds from sales of property, plant and equipment, and intangible assets	2,693	877
Deposit of negotiable certificate of deposits and time deposits	(356,169)	(372,798)
Withdrawal of negotiable certificate of deposits and time deposits	203,076	423,845
Other, net	(7,853)	(18,347)

Net cash provided by (used in) investing activities	(151,703)	14,894

Cash flows from financing activities :
Increase (decrease) in short-term debt	9,369	(7,202)
Proceeds from issuance of long-term debt	1,928	5,000
Payments of long-term debt	(13,361)	(6,647)
Dividends paid	(20,632)	(24,566)
Purchases of treasury stock	(251)	(211)
Reissuance of treasury stock	7,666	7,031
Other, net	(5,364)	(1,476)

Net cash used in financing activities	(20,645)	(28,071)

Effect of exchange rate changes on cash and cash equivalents	4,103	(18,380)

Net increase (decrease) in cash and cash equivalents	(18,601)	165,378
Cash and cash equivalents at beginning of year	300,809	282,208

Cash and cash equivalents at end of year	¥282,208	¥447,586

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Years ended March 31,
	2007	2008
Cash paid during the year for :
Interest	¥1,603	¥1,217
Income taxes	52,847	66,989

Acquisitions of businesses :
Fair value of assets acquired	¥1,151	¥32,959
Fair value of liabilities assumed	(333)	(5,537)
Cash acquired	(62)	(939)

	¥756	¥26,483

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION

KYOCERA WIRELESS CORP.

KYOCERA MITA CORPORATION

KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

WILLCOM, INC.

2. Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase)	14	AMERICAN TECHNICAL CERAMICS CORP. and others
(Decrease)	7	KYOCERA MITA (SCHWEIZ) AG and others

Equity method

(Increase)	None
(Decrease)	None

3. Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1) Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, the cost being determined by the average method. All other inventories are mainly stated at the lower of cost or market, the cost being determined by the first-in, first-out method.

(2) Valuation of securities

Kyocera adopts SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of taxes.

(3) Depreciation method of Property, Plant and Equipment

Depreciation is computed based mainly on the declining balance method over their estimated useful lives. Effective April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the business situation into consideration, has adopted “the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated salvage values were also changed in conjunction with this change. Under the provisions of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in depreciation method is treated as a change in estimate. The effect of the change in depreciation method will be reflected on a prospective basis beginning April 1, 2007, and prior period results will not be restated. Kyocera Corporation and its domestic subsidiaries believe that the change from the declining-balance depreciation method to the 250 percent declining-balance depreciation method will better reflect future business situation and will provide a better matching of costs and revenues over the assets’ estimated useful lives.

(4) Goodwill and other intangible assets

Kyocera adopts SFAS No. 142, “Goodwill and Other Intangible Assets.”

(5) Accounting for allowances and accruals

Allowance for doubtful accounts : Kyocera provides allowance for doubtful accounts based on the past actual ratio of losses on bad debt in addition to the estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost :

Kyocera adopts SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB No. 87, 88, 106 and 132(R),” and pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Accounting change

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ”(FIN48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. Cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

SEGMENT INFORMATION

1. Reporting segments :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥81,326	¥81,309	¥(17)	(0.0)
Semiconductor Parts Group	152,292	154,538	2,246	1.5
Applied Ceramic Products Group	131,103	149,942	18,839	14.4
Electronic Device Group	286,156	294,201	8,045	2.8
Telecommunications Equipment Group	251,183	220,817	(30,366)	(12.1)
Information Equipment Group	268,781	276,746	7,965	3.0
Others	137,235	138,494	1,259	0.9
Adjustments and eliminations	(24,179)	(25,611)	(1,432)	—

	¥1,283,897	¥1,290,436	¥6,539	0.5

Operating profit :
Fine Ceramic Parts Group	¥15,677	¥11,167	¥(4,510)	(28.8)
Semiconductor Parts Group	22,210	20,027	(2,183)	(9.8)
Applied Ceramic Products Group	22,334	32,655	10,321	46.2
Electronic Device Group	44,487	36,524	(7,963)	(17.9)
Telecommunications Equipment Group	291	6,786	6,495	—
Information Equipment Group	33,970	39,538	5,568	16.4
Others	6,881	9,635	2,754	40.0

	145,850	156,332	10,482	7.2
Corporate	8,569	12,497	3,928	45.8
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	6,091	3,470	132.4
Adjustments and eliminations	(500)	(78)	422	—

Income from continuing operations before income taxes and minority interests	¥156,540	¥174,842	¥18,302	11.7

Segment assets :
Fine Ceramic Parts Group	¥54,860	¥53,713	¥(1,147)	(2.1)
Semiconductor Parts Group	106,359	100,041	(6,318)	(5.9)
Applied Ceramic Products Group	125,266	149,870	24,604	19.6
Electronic Device Group	412,979	400,851	(12,128)	(2.9)
Telecommunications Equipment Group	92,584	66,191	(26,393)	(28.5)
Information Equipment Group	207,862	203,248	(4,614)	(2.2)
Others	133,072	131,946	(1,126)	(0.8)

	1,132,982	1,105,860	(27,122)	(2.4)
Corporate	1,056,646	906,159	(150,487)	(14.2)
Investments in and advances to affiliates and unconsolidated subsidiaries	10,093	16,753	6,660	66.0
Adjustments and eliminations	(69,257)	(52,026)	17,231	—

Total assets	¥2,130,464	¥1,976,746	¥(153,718)	(7.2)

Depreciation and amortization :
Fine Ceramic Parts Group	¥4,500	¥7,511	¥3,011	66.9
Semiconductor Parts Group	12,533	14,647	2,114	16.9
Applied Ceramic Products Group	8,097	9,685	1,588	19.6
Electronic Device Group	21,537	24,627	3,090	14.3
Telecommunications Equipment Group	9,075	8,753	(322)	(3.5)
Information Equipment Group	16,326	12,024	(4,302)	(26.4)
Others	7,419	6,922	(497)	(6.7)
Corporate	2,575	2,876	301	11.7

Total	¥82,062	¥87,045	¥4,983	6.1

Capital expenditures :
Fine Ceramic Parts Group	¥7,447	¥9,253	¥1,806	24.3
Semiconductor Parts Group	11,432	8,752	(2,680)	(23.4)
Applied Ceramic Products Group	7,330	10,714	3,384	46.2
Electronic Device Group	19,812	25,855	6,043	30.5
Telecommunications Equipment Group	3,800	2,317	(1,483)	(39.0)
Information Equipment Group	11,962	15,475	3,513	29.4
Others	5,774	6,056	282	4.9
Corporate	2,339	6,679	4,340	185.5

Total	¥69,896	¥85,101	¥15,205	21.8

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Years ended March 31,
	2007	2008	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥523,869	¥538,729	¥14,860	2.8
Intra-group sales and transfer between geographic areas	388,879	387,196	(1,683)	(0.4)

	912,748	925,925	13,177	1.4

United States of America	319,033	282,677	(36,356)	(11.4)
Intra-group sales and transfer between geographic areas	37,357	30,542	(6,815)	(18.2)

	356,390	313,219	(43,171)	(12.1)

Asia	195,319	200,675	5,356	2.7
Intra-group sales and transfer between geographic areas	152,219	178,184	25,965	17.1

	347,538	378,859	31,321	9.0

Europe	219,695	243,406	23,711	10.8
Intra-group sales and transfer between geographic areas	40,040	39,172	(868)	(2.2)

	259,735	282,578	22,843	8.8

Others	25,981	24,949	(1,032)	(4.0)
Intra-group sales and transfer between geographic areas	11,432	15,076	3,644	31.9

	37,413	40,025	2,612	7.0

Adjustments and eliminations	(629,927)	(650,170)	(20,243)	—

	¥1,283,897	¥1,290,436	¥6,539	0.5

Operating Profits :
Japan	¥96,804	¥101,176	¥4,372	4.5
United States of America	23,521	11,694	(11,827)	(50.3)
Asia	19,165	24,108	4,943	25.8
Europe	10,218	12,399	2,181	21.3
Others	1,086	2,922	1,836	169.1

	150,794	152,299	1,505	1.0
Adjustments and eliminations	(5,444)	3,955	9,399	—

	145,350	156,254	10,904	7.5
Corporate	8,569	12,497	3,928	45.8
Equity in earnings of affiliates and unconsolidated subsidiaries	2,621	6,091	3,470	132.4

Income from continuing operations before income taxes and minority interests	¥156,540	¥174,842	¥18,302	11.7

3. Geographic segments (Sales by region) :

	Yen in millions
	Years ended March 31,
	2007		2008		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥496,959	38.7	¥507,837	39.4	¥10,878	2.2
United States of America	274,361	21.4	248,760	19.3	(25,601)	(9.3)
Asia	216,663	16.9	232,425	18.0	15,762	7.3
Europe	210,726	16.4	224,066	17.3	13,340	6.3
Others	85,188	6.6	77,348	6.0	(7,840)	(9.2)

Net sales	¥1,283,897	100.0	¥1,290,436	100.0	¥6,539	0.5

Sales outside Japan	¥786,938		¥782,599		¥(4,339)	(0.6)
Sales outside Japan to net sales	61.3%		60.6%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities at March 31, 2007 and 2008, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	March 31,
	2007				2008
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥3,842	¥4,033	¥194	¥3	¥9,111	¥8,877	¥46	¥280
Other debt securities	74,563	74,574	71	60	5,632	5,471	2	163
Equity securities	272,653	585,274	312,724	103	275,984	386,162	113,327	3,149

Total available-for-sale securities	351,058	663,881	312,989	166	290,727	400,510	113,375	3,592

Held-to-maturity securities :
Other debt securities	33,512	33,447	—	65	15,904	15,989	85	—

Total held-to-maturity securities	33,512	33,447	—	65	15,904	15,989	85	—

Total investments in debt and equity securities	¥384,570	¥697,328	¥312,989	¥231	¥306,631	¥416,499	¥113,460	¥3,592

Note:

Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

EARNINGS PER SHARE

1. Stockholders’ equity per share, basic and diluted earnings per share are as follows:

	Japanese yen
	Years ended March 31,
	2007	2008
Stockholders’ equity per share	¥8,028.45	¥7,659.72
Basic earnings per share	566.03	566.58
Diluted earnings per share	564.79	565.80

2. A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Yen in millions, except per share amounts
	Years ended March 31,
	2007	2008
Income from continuing operations	¥101,329	¥107,244
Income from discontinued operations	5,175	—
Net income	106,504	107,244

Basic earnings per share
Income from continuing operations	538.52	566.58
Income from discontinued operations	27.51	—
Net income	566.03	566.58

Diluted earnings per share
Income from continuing operations	537.35	565.80
Income from discontinued operations	27.44	—
Net income	564.79	565.80

Basic weighted average number of shares outstanding (shares in thousands)	188,160	189,283
Dilutive effect of stock options (shares in thousands)	413	261
Diluted weighted average number of shares outstanding (shares in thousands)	188,573	189,544

SUBSEQUENT EVENTS

[Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.]

Kyocera Corporation has agreed to acquire the spun-off mobile phone related business, including related assets and liabilities from SANYO Electric Co., Ltd. (SANYO) on April 1, 2008.

(1)	Name of acquired company and, reason for the acquisition, description of the acquired business, name of the selling party, effective dates, legal structure of corporate consolidation, name of the company after consolidation and ratio of voting rights acquired:

(i)	Reason for corporate acquisition:

Kyocera views the communication equipment related business, including mobile phones, PHS and wireless communication systems, as one of its core businesses which will aim to establish a highly profitable Company. Through this acquisition,

Kyocera seeks to acquire the customer base of SANYO in Japan and North America, and expand the size of its businesses as well as integrate SANYO’s development capabilities and design technologies with Kyocera’s management resources in order to succeed over the competition in a very competitive industry.

(ii)	Name of the selling party: SANYO Electric Co., Ltd.

(iii)	Substance of business acquisition: Development, manufacture and sale of mobile phones, PHS and wireless communication systems, etc.

(iv)	Effective Date of corporate acquisition: April 1, 2008

(v)	Legal structure of corporate acquisition: The acquisition will be completed principally by means of a corporate split, being Kyocera Corporation, the acquiring corporation.

(2)	Purchase price consideration related to the acquired corporation or acquired business and related breakdown. In case shares are issued for the acquisition as a part of the purchase consideration, exchange ratio by type, if applicable, related calculation method, number of exchanged shares and related value. Description as to whether or not the acquisition cost is calculated based on the share prices as at the exchange date.

(i)	Acquisition costs and breakdown thereof: Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(ii)	Distribution of shares: There was not exchange of shares on this acquisition.

(3)	Amount of positive or negative goodwill taking place, cause therefor, method of depreciation and depreciation period

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(4)	Breakdown and amounts of assets acquired and liabilities assumed at the acquisition date

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(5)	Purchase price consideration subject to conditions contemplated in the business combination agreement and related accounting policy

(i)	Purchase price considerations subject to conditions:

The agreed acquisition cost was based on the amount after subtracting expected cash and deposits of the acquired business from ¥50 billion, and subject to further adjustments, at the acquisition (spin off) date, such other as cash and bank deposits, interest bearing debt, accounts receivable from and payable to Kyocera and some other agreed adjustments.

(ii)	Policy of accounting method to be applied subsequently:

Increase or decrease in the paid amount shall be reflected in the acquisition costs as an adjustment to goodwill.

(6)	Account description and amount of acquisition cost allocated to research and development cost which are expensed

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

(7)	In the case that most of the acquisition cost are allocated to intangible assets, breakdown, amount and type of those intangible assets other than goodwill; weighted average amortization period for those intangible assets, or amortization period of major intangible assets.

Not yet determined, as the purchase price allocation calculations and the valuation of the identifiable assets and liabilities are under review.

BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥203,301		¥123,465		¥(79,836)
Trade notes receivable	41,423		18,658		(22,765)
Trade accounts receivable	108,685		113,025		4,340
Marketable securities	22,937		223,900		200,963
Finished goods and merchandise	17,204		21,246		4,042
Raw materials	16,560		15,232		(1,328)
Work in process	20,541		19,978		(563)
Supplies	706		1,527		821
Advance payments	10,100		19,415		9,315
Prepaid expenses	443		87		(356)
Deferred income taxes	17,193		13,915		(3,278)
Short-term loans to subsidiaries	16,880		8,552		(8,328)
Other accounts receivable	8,291		12,498		4,207
Other current assets	891		2,500		1,609
Allowances for doubtful accounts	(173)		(1,022)		(849)

Total current assets	484,982	30.1	592,976	40.4	107,994

Non-current assets :
Tangible fixed assets :
Buildings	34,921		38,108		3,187
Structures	2,091		1,967		(124)
Machinery and equipment	44,896		42,701		(2,195)
Vehicles	21		19		(2)
Tools, furniture and fixtures	8,139		7,823		(316)
Land	33,372		33,871		499
Construction in progress	900		1,432		532

Total tangible fixed assets	124,340	7.7	125,921	8.6	1,581

Intangible assets :
Patent rights	9,518		5,335		(4,183)
Trademark	124		104		(20)
Software	776		633		(143)
Other intangible assets	13		14		1

Total intangible assets	10,431	0.6	6,086	0.4	(4,345)

Investments and other assets :
Investments in securities	648,538		400,838		(247,700)
Investments in subsidiaries and affiliates	260,775		260,833		58
Investments in subsidiaries and affiliates other than equity securities	26,685		27,623		938
Long-term loans to subsidiaries	20,633		23,181		2,548
Impaired loans	238		229		(9)
Long-term prepaid expenses	2,458		1,521		(937)
Long-term deposits	31,000		25,000		(6,000)
Security deposits	1,823		1,773		(50)
Other investments	289		242		(47)
Allowances for doubtful accounts	(301)		(263)		38

Total investments and other assets	992,138	61.6	740,977	50.6	(251,161)

Total non-current assets	1,126,909	69.9	872,984	59.6	(253,925)

Total assets	¥1,611,891	100.0	¥1,465,960	100.0	¥(145,931)

	Yen in millions
	March 31,
	2007		2008		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥55,561		¥53,146		¥(2,415)
Other payables	21,774		38,312		16,538
Accrued expenses	8,356		8,288		(68)
Income taxes payables	12,550		13,616		1,066
Advance received	532		604		72
Deposits received	1,916		2,378		462
Unearned income	10		15		5
Accrued bonuses	11,152		11,726		574
Accrued bonuses for directors	136		133		(3)
Warranty reserves	5,045		5,363		318
Allowances for sales returns	114		149		35
Other current liabilities	125		—		(125)

Total current liabilities	117,271	7.3	133,730	9.1	16,459

Non-current liabilities :
Long-term accounts payable	2,953		703		(2,250)
Deferred income taxes	191,441		102,102		(89,339)
Accrued pension and severance costs	12,705		8,809		(3,896)
Retirement allowances for directors and executive officers	1,022		1,030		8
Other non-current liabilities	138		171		33

Total non-current liabilities	208,259	12.9	112,815	7.7	(95,444)

Total liabilities	325,530	20.2	246,545	16.8	(78,985)

Net assets
Stockholders’ equity :
Common stock	115,703	7.2	115,703	7.9	—
Capital surplus :
Additional paid-in capital	192,555		192,555		—
Other capital surplus	127		381		254
Total capital surplus	192,682	12.0	192,936	13.2	254
Retained earnings :
Legal reserves	17,207		17,207		—
Other retained earnings :	671,140		716,316		45,176
Reserve for special depreciation	991		555		(436)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	603,837		643,837		40,000
Unappropriated retained earnings	63,012		68,624		5,612

Total retained earnings	688,347	42.7	733,523	50.0	45,176
Treasury stock, at cost	(21,855)	(1.4)	(15,289)	(1.0)	6,566
Total stockholders’ equity	974,877	60.5	1,026,873	70.1	51,996
Difference of appreciation and conversion
Net unrealized gains on other securities	311,484	19.3	192,542	13.1	(118,942)

Total net assets	1,286,361	79.8	1,219,415	83.2	(66,946)

Total liabilities and net assets	¥1,611,891	100.0	¥1,465,960	100.0	¥(145,931)

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥531,557	100.0	¥539,320	100.0	¥7,763	1.5
Cost of sales	407,121	76.6	413,420	76.7	6,299	1.5

Gross profit	124,436	23.4	125,900	23.3	1,464	1.2
Selling, general and administrative expenses	75,004	14.1	77,349	14.3	2,345	3.1

Profit from operations	49,432	9.3	48,551	9.0	(881)	(1.8)
Non-operating income :
Interest and dividend income	25,090	4.7	35,839	6.6	10,749	42.8
Foreign currency transaction gains, net	1,021	0.2	1,200	0.2	179	17.6
Other non-operating income	6,730	1.3	7,860	1.5	1,130	16.8

Total non-operating income	32,841	6.2	44,899	8.3	12,058	36.7
Non-operating expenses :
Interest expense	14	0.0	20	0.0	6	45.3
Loss on disposal of inventories	7,235	1.4	1,508	0.3	(5,727)	(79.1)
Loss on sale of securities	—	—	471	0.1	471	—
Loss on reduction of fixed assets	—	—	636	0.1	636	—
Other non-operating expenses	1,295	0.2	604	0.1	(691)	(53.4)

Total non-operating expenses	8,544	1.6	3,239	0.6	(5,305)	(62.1)

Recurring profit	73,729	13.9	90,211	16.7	16,482	22.4
Non-recurring gain :
Gain on sale of tangible fixed assets	327	0.0	46	0.0	(281)	(85.8)
Reversal of allowance for doubtful accounts	7	0.0	7	0.0	0	2.6
Repatriation of settlement with foreign tax authorities	—	—	1,832	0.3	1,832	—
Gain on sale of investments in a subsidiary and an affiliate	9,084	1.7	—	—	(9,084)	—
Other non-recurring gain	1,987	0.4	375	0.1	(1,612)	(81.1)

Total non-recurring gain	11,405	2.1	2,260	0.4	(9,145)	(80.2)
Non-recurring loss :
Depreciation expense	—	—	2,851	0.5	2,851	—
Loss on sale and disposal of tangible fixed assets	951	0.2	671	0.1	(280)	(29.5)
Loss on impairment of investments in subsidiaries and affiliates	3,166	0.6	—	—	(3,166)	—
Other non-recurring loss	344	0.0	102	0.0	(242)	(70.4)

Total non-recurring loss	4,461	0.8	3,624	0.6	(837)	(18.8)

Income before income taxes	80,673	15.2	88,847	16.5	8,174	10.1
Income taxes – current	23,814	4.5	26,837	5.0	3,023	12.7
Refund of income taxes – previous years	(4,305)	(0.8)	(2,442)	(0.5)	1,863	—
Income taxes – deferred	(865)	(0.2)	(3,407)	(0.6)	(2,542)	—

Net income	¥62,029	11.7	¥67,859	12.6	¥5,830	9.4

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Year ended March 31, 2007
	Stockholders’ equity															Difference of appreciation and conversion
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings	Total retained earnings	Treasury stock, at cost	Total stock- holders’ equity	Net unrealized gains on other securities	Total unrealized gain (loss) on appreciation and conversion	Total net assets
Balance, March 31, 2006	¥115,703	¥192,555	—	¥192,555	¥17,207	¥1,584	¥1,000	¥1,000	¥300	¥1,000	¥553,837	¥69,245	¥645,173	¥(29,143)	¥924,288	¥207,973	¥207,973	¥1,132,261
Changes in net assets
Appropriation to reserve for special depreciation*	—	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation*	—	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to reserve for special depreciation	—	—	—	—	—	2	—	—	—	—	—	(2)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(623)	—	—	—	—	—	623	—	—	—	—	—	—
Appropriation to general reserve*	—	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends*	—	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(9,400)	(9,400)	—	(9,400)	—	—	(9,400)
Directors’ bonuses*	—	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	—	62,029	62,029	—	62,029	—	—	62,029
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(251)	(251)	—	—	(251)
Reissuance of treasury stock	—	—	127	127	—	—	—	—	—	—	—	—	—	7,539	7,666	—	—	7,666
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,511	103,511	103,511
Total changes in net assets	—	—	127	127	—	(593)	—	—	—	—	50,000	(6,233)	43,174	7,288	50,589	103,511	103,511	154,100

Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

*Appropriation of surplus for the annual stockholders’ meeting held in June 2006

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Year ended March 31, 2008
	Stockholders’ equity															Difference of appreciation and conversion
		Capital surplus			Retained earnings													Total net assets
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings	Total retained earnings	Treasury stock, at cost	Total stock- holders’ equity	Net unrealized gains on other securities	Total unrealized gain (loss) on appreciation and conversion
Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361
Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	—	31	—	—	—	—	—	(31)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(467)	—	—	—	—	—	467	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	—	40,000	(40,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	(22,684)	(22,684)	—	(22,684)	—	—	(22,684)
Net income	—	—	—	—	—	—	—	—	—	—	—	67,859	67,859	—	67,859	—	—	67,859
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(211)	(211)	—	—	(211)
Reissuance of treasury stock	—	—	254	254	—	—	—	—	—	—	—	—	—	6,777	7,031	—	—	7,031
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(118,942)	(118,942)	(118,942)
Total changes in net assets	—	—	254	254	—	(436)	—	—	—	—	40,000	5,612	45,176	6,566	51,996	(118,942)	(118,942)	(66,946)

Balance, March 31, 2008	¥115,703	¥192,555	¥381	¥192,936	¥17,207	¥555	¥1,000	¥1,000	¥300	¥1,000	¥643,837	¥68,624	¥733,523	¥(15,289)	¥1,026,873	¥192,542	¥192,542	¥1,219,415

Appendix

1. Planned Change in Corporate Auditors

On April 25, 2008, Board of Directors of Kyocera Corporation has decided to change its corporate auditors as follows. This change will be resolved at the shareholders’ meeting which will be held on June 26, 2008.

1) Candidates for Corporate Auditors

Full-time Corporate Auditor:

Kokichi Ishibitsu (newly-appointed)

Corporate Auditors:

Osamu Nishieda (reappointed)

Kazuo Yoshida (newly-appointed)

2) Retiring Corporate Auditors

Full-time Corporate Auditor:

Yasuo Akashi

Corporate Auditor:

Shinji Kurihara

2. Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2007		2008
	Amount	% of total	Amount	% of total
Fine Ceramic Parts Group	¥81,287	6.3	¥82,028	6.4	0.9
Semiconductor Parts Group	148,467	11.6	155,057	12.1	4.4
Applied Ceramic Products Group	132,577	10.3	152,617	11.9	15.1
Electronic Device Group	297,699	23.2	298,144	23.2	0.1

Total Components Business	660,030	51.4	687,846	53.6	4.2
Telecommunications Equipment Group	243,864	19.0	207,885	16.2	(14.8)
Information Equipment Group	268,929	21.0	276,712	21.5	2.9

Total Equipment Business	512,793	40.0	484,597	37.7	(5.5)
Others	134,365	10.5	135,495	10.6	0.8
Adjustments and eliminations	(23,573)	(1.9)	(24,048)	(1.9)	—

Orders	¥1,283,615	100.0	¥1,283,890	100.0	0.0

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, orders for fiscal 2007 have been retroactively reclassified.

Note 2. For the reasons set forth in Note 1 above, orders of “Others” in fiscal 2007 increased by ¥11,609 million and “Adjustments and eliminations” increased by ¥(2) million compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2007		2008
	Amount	% of total	Amount	% of total
Fine Ceramic Parts Group	¥83,045	6.4	¥81,683	6.4	(1.6)
Semiconductor Parts Group	152,425	11.8	155,949	12.3	2.3
Applied Ceramic Products Group	135,137	10.5	155,933	12.3	15.4
Electronic Device Group	290,282	22.5	285,901	22.6	(1.5)

Total Components Business	660,889	51.2	679,466	53.6	2.8
Telecommunications Equipment Group	253,184	19.6	215,282	17.0	(15.0)
Information Equipment Group	273,975	21.3	270,120	21.3	(1.4)

Total Equipment Business	527,159	40.9	485,402	38.3	(7.9)
Others	101,263	7.9	103,369	8.1	2.1

Production	¥1,289,311	100.0	¥1,268,237	100.0	(1.6)

Note 3. For the reasons set forth in Note 1 on the previous page, production of “Others” in fiscal 2007 increased by ¥11,499 million compared with those previously announced.

April 25, 2008 KYOCERA CORPORATION

Consolidated Financial Highlights Results for the Year Ended March 31, 2008

(Yen in millions, except per share amounts, exchange rates and the number of employees)
	Years ended March 31,		Increase (Decrease) (%)
	2007	2008
Net sales	1,283,897	1,290,436	0.5

Profit from operations	135,102	152,420	12.8

Income from continuing operations before income taxes	156,540	174,842	11.7

Net income	106,504	107,244	0.7

Average exchange rates :

US$	117	114	—

Euro	150	162	—

Earnings per share :

Net income

Basic	566.03	566.58	0.1

Diluted	564.79	565.80	0.2

Capital expenditures	69,896	85,101	21.8

Depreciation	70,155	75,630	7.8

R&D expenses	61,100	61,605	0.8

Total assets	2,130,464	1,976,746	—

Stockholders’ equity	1,514,560	1,451,165	—

Sales of products manufactured outside Japan to net sales (%)	34.0	33.4	—